# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Turtle Beach Corp, CIK 0001493761
CUSIP: 900450206
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 15822 Bernardo Center Drive, Suite 105, San Diego, California (CA), 92127
Date of event which requires filing of this statement: 08/07/2026
Amends the filing with accession number 0001999371-26-004093
Filed by CIK 0001360554
Persons authorized to receive notices and communications: Hoak Public Equities, L.P., 3963 Maple Avenue, Suite 450, Dallas, Texas (TX), 75219, (214) 855-2284

## Reporting persons
- Hoak Public Equities, LP (CIK 0001360554): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); member of a group; source of funds: working capital (WC); sole voting power 741,459; shared voting power 0; sole dispositive power 741,459; shared dispositive power 0; aggregate amount beneficially owned 741,459 (4.14% of the class)
  Comment: * This calculation is based upon 17,909,711 shares of Common Stock outstanding as of July 30, 2026, as disclosed in the Form 10-Q filed on August 6, 2026, by the Issuer with the U.S. Securities and Exchange Commission (the "SEC"). This filing constitutes an exit filing as the Reporting Persons have ceased to be the beneficial owners of more than 5 percent of the referenced class of securities.
- Hoak Fund Management, L.P. (CIK 0001607736): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); member of a group; source of funds: affiliate funds (AF); sole voting power 741,459; shared voting power 0; sole dispositive power 741,459; shared dispositive power 0; aggregate amount beneficially owned 741,459 (4.14% of the class)
  Comment: *This calculation is based upon 17,909,711 shares of Common Stock outstanding as of July 30, 2026, as disclosed in the Form 10-Q filed on August 6, 2026, by the Issuer with the SEC. This filing constitutes an exit filing as the Reporting Persons have ceased to be the beneficial owners of more than 5 percent of the referenced class of securities.
- Hoak & Co. (CIK 0001607735): type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); member of a group; source of funds: affiliate funds (AF); sole voting power 741,459; shared voting power 0; sole dispositive power 741,459; shared dispositive power 0; aggregate amount beneficially owned 741,459 (4.14% of the class)
  Comment: *This calculation is based upon 17,909,711 shares of Common Stock outstanding as of July 30, 2026, as disclosed in the Form 10-Q filed on August 6, 2026, by the Issuer with the SEC. This filing constitutes an exit filing as the Reporting Persons have ceased to be the beneficial owners of more than 5 percent of the referenced class of securities.
- Hoak J. Hale (CIK 0001450326): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF), working capital (WC); sole voting power 831,404; shared voting power 0; sole dispositive power 831,404; shared dispositive power 0; aggregate amount beneficially owned 831,404 (4.64% of the class)
  Comment: *Includes (1) 741,459 shares of Common Stock of the Issuer held directly by Hoak Public Equities, L.P, (2) 44,945 shares of Common Stock of the Issuer held directly by J. Hale Hoak, (3) 20,000 shares of Common Stock of the Issuer held by The Hoak Foundation, of which Mr. J. Hale Hoak serves as investment manager and (4) 25,000 shares of Common Stock of the Issuer held by Hale Hoak Child's Trust, of which J. Hale Hoak serves as trustee.
  
  ** This calculation is based upon 17,909,711 shares of Common Stock outstanding as of July 30, 2026, as disclosed in the Form 10-Q filed on August 6, 2026, by the Issuer with the SEC. This filing constitutes an exit filing as the Reporting Persons have ceased to be the beneficial owners of more than 5 percent of the referenced class of securities.
- James M. Hoak, Jr. (CIK 0000904748): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 761,459; shared voting power 0; sole dispositive power 761,459; shared dispositive power 0; aggregate amount beneficially owned 761,459 (4.25% of the class)
  Comment: *Includes (1) 741,459 shares of Common Stock of the Issuer held directly by Hoak Public Equities, L.P, and (2) 20,000 shares of Common Stock of the Issuer held by The Hoak Foundation, of which Mr. James M. Hoak serves as president.
  
  ** This calculation is based upon 17,909,711 shares of Common Stock outstanding as of July 30, 2026, as disclosed in the Form 10-Q filed on August 6, 2026, by the Issuer with the SEC. This filing constitutes an exit filing as the Reporting Persons have ceased to be the beneficial owners of more than 5 percent of the referenced class of securities.
- Hale Hoak Child's Trust: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); member of a group; source of funds: other (OO); sole voting power 25,000; shared voting power 0; sole dispositive power 25,000; shared dispositive power 0; aggregate amount beneficially owned 25,000 (0.14% of the class)
  Comment: * This calculation is based upon 17,909,711 shares of Common Stock outstanding as of July 30, 2026, as disclosed in the Form 10-Q filed on August 6, 2026, by the Issuer with the SEC. This filing constitutes an exit filing as the Reporting Persons have ceased to be the beneficial owners of more than 5 percent of the referenced class of securities.
- The Hoak Foundation: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); member of a group; source of funds: other (OO); sole voting power 20,000; shared voting power 0; sole dispositive power 20,000; shared dispositive power 0; aggregate amount beneficially owned 20,000 (0.11% of the class)
  Comment: * This calculation is based upon 17,909,711 shares of Common Stock outstanding as of July 30, 2026, as disclosed in the Form 10-Q filed on August 6, 2026, by the Issuer with the SEC. This filing constitutes an exit filing as the Reporting Persons have ceased to be the beneficial owners of more than 5 percent of the referenced class of securities.
- DeeDee Hoak: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 1,000; shared voting power 0; sole dispositive power 1,000; shared dispositive power 0; aggregate amount beneficially owned 1,000 (0.01% of the class)
  Comment: * This calculation is based upon 17,909,711 shares of Common Stock outstanding as of July 30, 2026, as disclosed in the Form 10-Q filed on August 6, 2026, by the Issuer with the SEC. This filing constitutes an exit filing as the Reporting Persons have ceased to be the beneficial owners of more than 5 percent of the referenced class of securities.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Turtle Beach Corp
Address of issuer's principal executive offices: 15822 Bernardo Center Drive, Suite 105, San Diego, California (CA), 92127
Comment:
The Amendment No. 1 to the Schedule 13D (the "Amendment No. 1") amends and supplements the 13D originally filed with the Securities and Exchange Commission ("SEC") on February 24, 2026 (the "Original 13D", and together with Amendment No. 1, the "Schedule 13D"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Original 13D.

As set forth below, as a result of the transactions described herein, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer. The filing of this Amendment No. 1 represents the final amendment to the Original 13D and constitutes an exit filing for the Reporting Persons

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read in its entirety as follows:

"The cost basis of the 741,459 shares of Common Stock currently by HPE is $9,236,510.79. All of the shares of Common Stock beneficially owned by HPE were paid for using working capital of HPE. Each of James M. Hoak, Jr. and J. Hale Hoak may also be deemed to beneficially own the Common Stock owned by HPE. The total amount of funds used for the purchase of the Common Stock reported by the Child's Trust was $235,700.00. J. Hale Hoak (in his capacity as trustee of the Child's Trust) may also be deemed to beneficially own the Common Stock owned by the Child's Trust. The total amount of funds used for the purchase of the Common Stock reported by the Hoak Foundation was $370,400.00. Each of James M. Hoak, Jr. (in his capacity as president) and J. Hale Hoak (in his capacity as investment manager to the Foundation) may also be deemed to beneficially own the Common Stock owned by the Hoak Foundation. The total amount of funds used for the purchase of the remaining Common Stock reported by J. Hale Hoak was $650,545.53 (all such 44,945 shares held directly by J. Hale Hoak). The total amount of funds used for the purchase of Common Stock by DeeDee Hoak was $21,870.00."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read in its entirety as follows:

"
(a) As of the date of this Schedule 13D, based upon 17,909,711 shares of Common Stock outstanding as of July 30, 2026, as disclosed in the Form 10-Q filed on August 6, 2026, by the Issuer with the SEC:

i. HPE directly owns an aggregate of 741,459 shares of Common Stock, representing approximately 4.14% of the outstanding Common Stock.

ii. Hoak Management, in its capacity as HPE's general partner, may be deemed to beneficially own an aggregate of 741,459 shares of Common Stock, representing approximately 4.14% of the outstanding Common Stock.

iii. Hoak and Co. (in its capacity as the general partner of Hoak Management), may be deemed to beneficially own an aggregate of 741,459 shares of Common Stock, representing approximately 4.14% of the outstanding Common Stock.

iv. The Child's Trust owns an aggregate of 25,000 shares of Common Stock, representing approximately 0.14% of the outstanding Common Stock.

v. The Hoak Foundation owns an aggregate of 20,000 shares of Common Stock, representing approximately 0.11% of the outstanding Common Stock.

vi. James M. Hoak, Jr., in his capacity as Hoak & Co.'s controlling shareholder and president of the Foundation, may be deemed to beneficially own 761,459 shares of Common Stock, representing approximately 4.25% of the outstanding Common Stock.

vii. J. Hale Hoak (1) directly owns an aggregate of 44,945 shares of Common Stock and (2) in his capacity as Hoak & Co.'s president and as trustee of the Child's Trust and investment manager to the Hoak Foundation may be deemed to beneficially own 786,459 shares of Common Stock, for an aggregate of 831,404 shares of Common Stock, representing approximately 4.64% of the outstanding Common Stock.

viii. DeeDee Hoak directly owns an aggregate of 1,000 shares of Common Stock, representing approximately 0.01% of the outstanding Common Stock."
Transactions in the class effected during the past sixty days: Item 5(c) is hereby amended and restated in its entirety as follows: "Schedule A hereto sets forth all transactions in the Common Stock by any Reporting Person during the last 60 days. Except for the transactions set forth on Schedule A, none of the Reporting Persons effected any transaction during the last 60 days."
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) is hereby amended and restated to read in its entirety as follows:

"
(e) As a result of the transactions described herein, on August 7, 2026, the Reporting Persons ceased to be the beneficial owner of more than five percent (5%) of the Common Stock of the Issuer based on the number of shares of Common Stock outstanding as reported by the Issuer on August 6, 2026. The filing of this Amendment represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Schedule A - all transactions in the Common Stock within the past 60 days by any Reporting Person.

## Signatures
- Hoak Public Equities, LP: Hoak Fund Management, L.P., Hoak Fund Management, L.P., its general partner (08/10/2026)
- Hoak Public Equities, LP: /s/ Hoak & Co., Hoak & Co., its general partner (08/10/2026)
- Hoak Public Equities, LP: /s/ J. Hale Hoak, J. Hale Hoak, President (08/10/2026)
- Hoak Fund Management, L.P.: /s/ Hoak & Co., Hoak & Co., its general partner (08/10/2026)
- Hoak Fund Management, L.P.: /s/ J. Hale Hoak, J. Hale Hoak, President (08/10/2026)
- Hoak & Co.: /s/ J. Hale Hoak, J. Hale Hoak, President (08/10/2026)
- Hoak J. Hale: /s/ Hoak J. Hale, Hoak J. Hale (08/10/2026)
- James M. Hoak, Jr.: /s/ James M. Hoak, Jr., James M. Hoak, Jr. (08/10/2026)
- Hale Hoak Child's Trust: /s/ J. Hale Hoak, J. Hale Hoak, Trustee (08/10/2026)
- The Hoak Foundation: /s/ J. Hale Hoak, J. Hale Hoak, its investment manager (08/10/2026)
- DeeDee Hoak: /s/ DeeDee Hoak, DeeDee Hoak (08/10/2026)